UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

101830

02014057

January 24, 2002

NO ACT
P.E 12-17-01
1-04721

Act 1934
Section
Rule 14A-8
Public Availability 1/24/2002

Thomas A. Gerke
Vice President, Corporate Secretary
and Associate General Counsel
Sprint Corporation
2330 Shawnee Mission Parkway
Westwood, KS 66205

Re: Sprint Corporation
Incoming letter dated December 17, 2001

Dear Mr. Gerke:

This is in response to your letters dated December 17, 2001 and January 3, 2002 concerning the shareholder proposal submitted to Sprint by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Thomas P.V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park
Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

Sprint

Thomas A. Gerke
Vice President, Corporate Secretary
and Associate General Counsel

2330 Shawnee Mission Parkway
Westwood, KS 66205
Mailstop KSWESA0110
Voice 913 624 3326
Fax 913 624 8233
thomas.a.gerke@mail.sprint.com

December 17, 2001

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8(i)(7)

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Sprint Corporation ("Sprint") hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Statement") a proposal (the "Proposal") submitted by the Massachusetts Laborers' Pension Fund (the "Proponent") by a letter received on November 6, 2001.

We are enclosing six copies of this letter, the Proposal and supporting statement. In general, the Proposal calls for the Board of Directors of Sprint to prepare a description of its role in the development and monitoring of Sprint's long-term strategic plan.

It is our belief that the Proposal may properly be omitted from the 2002 Proxy Statement under Rule 14a-8(i)(7). Accordingly, we wish to inform the staff (the "Staff") of the Division of Corporation Finance (and by a copy of this letter the Proponent) of this intended omission and to explain the reasons for our position.

Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it "deals with matters relating to the conduct of ordinary business operations" of the company, provided that it does not have "significant, policy, economic or other implications inherent in" it. Release No. 34-12999 (November 22, 1976).

The Commission reiterated this position in 1998, stating that "the Commission will continue to apply the applicable standard for determining when a proposal relates to 'ordinary business.' The standard, originally articulated in the Commission's 1976 release, provided an exception for certain proposals that raise significant social policy issues." Release No. 34-40018 (May 21, 1998).

The Commission noted that the underlying reason for this a standard is twofold. First, certain tasks are so fundamental to management's ability to run a company that they could not be subject to direct shareholder oversight. Second, certain proposals seek to "micro-manage" a company by probing too deeply into matters of a complex nature that shareholders are not in a position to make.

Finally, the Commission has determined that proposals requesting reports or studies are subject to the same ordinary business standard if the subject of the requested report or study covers a matter related to ordinary business operations. See Release No. 34-20091 (August 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)").

The Proposal. The content of the report that the Proponent requests clearly would involve matters of ordinary business. The Proposal states as follows:

> "Resolved, that the shareholders of Sprint Corporation ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) An outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes; and (3) A description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring process. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website, or sent via a written communication to shareholders."

In a series of no-action letters, the Staff has taken the position that proposals requesting reports of a registrant's business operations relating to matters of corporate strategy may be omitted under Rule 14a-8(i)(7). In CVS Corporation (available February 1, 2000) the proposal would have required the board to prepare for shareholders a strategic plan report describing the company's goals, the strategic initiatives designed to accomplish the stated goals, and the accompanying range of corporate programs and policies. The Staff found that CVS Corporation could exclude the proposal under Rule 14a-8(i)(7) "as relating to its ordinary business operations (i.e., business practices and policies)." [1]

---

[1] The identical proposal was also submitted to several other companies (in one case by the Proponent) and subsequently withdrawn following issuance of the no-action letter in CVS Corporation. See Hilton Hotels Corporation (available February 23, 2000), J.C. Penney Company, Inc. (available March 17, 2000), Lowe's Companies, Inc. (available March 22, 2000), and Wal-Mart Stores, Inc. (available April 7, 2000).

In Mobil Corporation (available February 13, 1989) the proposal called upon management to facilitate formation of a stockholder committee "to review corporate objectives and their implementation." The Staff found that the proposal could be excluded under former Rule 14a-8(c)(7) "since it appears to deal with a matter relating to the ordinary business operation of the company (i.e., questions of corporate objectives and goals)."

In Statesman Group (available March 22, 1990), another strategy related proposal was excluded as relating to ordinary business. In reaching that position "the staff has particularly noted that the proposal appears to be directed at the Company's general business strategies and operations. In the staff's view, decisions with respect to such matters, as well as the means used to make such determinations, involve the Company's ordinary business operations." [emphasis added]

JMAR Industries, Inc. (available April 30, 1997) involved a proposal to "require the production of a written budget and strategic plan by the management of the company" designed to achieve certain earnings per share levels. The Staff concluded that the proposal was omissible under Rule 14a-8(i)(7) because it was "directed at matters relating to the conduct of the Company's ordinary business operations (i.e., strategies to achieve specific financial objectives)."

The difference between the board of directors preparing an annual strategic plan report in the CVS Corporation line of no action letters and the Proposal that requests the Board of Directors of Sprint to prepare a description of the Board's role in developing and monitoring Sprint's long-term strategic plan is a distinction without a difference. Whether a proposal requests a report describing a company's goals and strategic initiatives from a substantive standpoint, as in the CVS letter, or from a procedure standpoint as in the Proposal, it still relates to a company's ordinary business operations. By their very nature, implementation of the Proposal and the proposal in the CVS letter would involve board consideration of financial performance matters as well as customer and supplier matters. As stated in the CVS requesting letter, the Staff has consistently taken the position that these matters relate to a company's ordinary business. The Staff has also taken the position that when part of the proposal relates to ordinary business operations, the proposal is excludable in its entirety under Rule 14a-8(i)(7). See, e.g. The Warnaco Group, Inc. (available March 12, 1999).

Section 17-6301(a) of the Kansas General Corporation Law provides in pertinent part: "The business and affairs of every corporation shall be managed by or under the direction of a board of directors . . .". Thus, Kansas law recognizes the Board's ongoing role in managing and directing Sprint's business, including developing and monitoring Sprint's long-term strategic plan. The Proposal does not transcend these day-to-day business matters nor does it raise policy issues so significant that it would be appropriate for a stockholder vote. See text accompanying footnote 43 of Release No. 34-40018.

Rather than involve a significant social issue, the Proposal relates to Sprint's business practices and procedures. In situations in which the Staff has found that proposals requesting reports were not excludable, the proposals have focused on significant social policies. For example, in National Fuel Gas Company (available November 18, 1999), the Staff was unable to concur that a proposal seeking to have the company issue a report detailing its plan to eliminate employment discrimination could be omitted, despite the fact that employment related issues are normally considered ordinary business.

How a company develops and monitors its strategic planning and the board's role and oversight of that process is central to the company's ordinary business operations.

For these reasons, we believe that Sprint may omit the Proposal under Rule 14a-8(i)(7). We, therefore, hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from Sprint's 2002 Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Sprint's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 624-3326, or our outside counsel, John J. Huber of Latham & Watkins, at (202) 637-2242.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Tom Gerke

Thomas A. Gerke

Enclosures

cc: Ms. Linda Priscilla
Laborers' International Union of North America,
Corporate Governance Project
905 16th Street, N.W.
Washington, DC 20006

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000
FAX (781) 272-2226
1(800)342-3792

SENT VIA FAX NO. 913.624.8233

November 2, 2001

Mr. Thomas A. Gerke, Corporate Secretary
Sprint Corporation
2330 Shawnee Mission Parkway
Westwood, KS 66205

SUBJECT: Shareholder Proposal

Dear Mr. Gerke:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Sprint Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U. S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 6,500 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other building trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions, or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at 202.942.2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America, Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

SHAREHOLDER PROPOSAL

Resolved, that the shareholders of Sprint Corporation ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) An outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes; and (3) A description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website, or sent via a written communication to shareholders.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by Pricewaterhouse Coopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicates his, or her, compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And, while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

Sprint

Thomas A. Gerke
Vice President, Corporate Secretary
and Associate General Counsel

2330 Shawnee Mission Parkway
Westwood, KS 66205
Mailstop KSWESA0110
Voice 913 624 3326
Fax 913 624 8233
thomas.a.gerke@mail.sprint.com

January 3, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Ladies and Gentlemen:

This letter supplements my letter dated December 18, 2001 in which Sprint Corporation ("Sprint") notified the Staff of its intention to omit a proposal (the "Proposal") submitted by the Massachusetts Laborers' Pension Fund from its proxy statement and form of proxy for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Statement").

In general, the Proposal calls for the Board of Directors of Sprint to prepare a description of its role in the development and monitoring of Sprint's long-term strategic plan and communicate that description to shareholders. In our earlier letter, we expressed our position that the Proposal may properly be omitted from the 2002 Proxy Statement because the Staff has previously taken the position that proposals regarding strategic development and plans involve matters of ordinary business under Rule 14a-8(i)(7). The proposal is also excludable under Rule 14a-8(i)(7) because it would, if implemented, require dissemination of information regarding ordinary business matters that Sprint is not required to make by law or any other authority.

In Santa Fe Southern Pacific Corp. (available January 30, 1986) the proposal would have required the company to prepare current cost basis financial statements. The Staff took the position that the proposal could be excluded under former Rule 14a-8(c)(7) because "the determination of financial disclosures not required by law" related to the conduct of the company's ordinary business operations.

In Arizona Public Service (available February 22, 1985), the Staff took the position that a proposal that would have required preparation of a report and disclosure to shareholders of additional information, beyond that currently disclosed by the company, could be excluded under rule 14a-8(c)(7) because the proposal "appears to deal in part, with a matter relating to the conduct of the company's ordinary business operations (i.e. the voluntary disclosure of the company's operating expenses for advertising, research and development and outside professional and consultative services)."

In Minnesota Power & Light Company (available March 12, 1992) the proposal related to an "outside shareholder alliance" that would provide each "qualified yes voter with the name, address, and phone number of other eligible yes voters and make available the facilities of the Company for purposes of communicating with all other members . . ." In expressing its position that the proposal could be excluded, the Staff noted "that this proposal appears to have the purpose to assist in the communication between management and shareholders on matters that include the conduct of the Company's ordinary business operations."

Thus, there are two separate lines of no-action letters, each of which support the exclusion of the Proposal as involving Sprint's ordinary business operations. Please acknowledge receipt of this letter by stamping the receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Tom Gerke

Thomas A. Gerke

cc: Ms. Linda Priscilla
Laborers' International Union of North America,
Corporate Governance Project
905 16th Street, N.W.
Washington, DC 20006

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Corporation
Incoming letter dated December 17, 2001

The proposal urges the board to prepare a description of the board's role in the development and monitoring of Sprint's long-term strategic plan.

We are unable to concur in your view that Sprint may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that relates to ordinary business matters. In our view, the proposal, which relates to the Board of Directors' participation in the development of fundamental business strategy and long-term plans, involves issues that are beyond matters of Sprint's ordinary business operations. Accordingly, we do not believe that Sprint may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel